Exhibit 99.1

POET Technologies Inc.

Head Office:	USA Office:
120 Eglinton Avenue East, Suite 1107	2550 Zanker Road
Toronto, ON, M4P 1E2	San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 416-322-5075

NEWS RELEASE

POET Technologies Confirms C$12.5 Million Public Offering of Units

SAN JOSE, CA, October 28, 2016 – POET Technologies Inc. (the "Company" or "POET") (OTCQX: POETF; TSX Venture: PTK), further to its news release of October 27, 2016, today announced that it has entered into a placement agency agreement (the "Agency Agreement") with a syndicate of agents led by Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as lead agent and lead book-running manager (and sole agent in the United States) and Cormark Securities Inc. as lead manager in Canada under which the agents have agreed to arrange for purchasers, on a best efforts basis, of up to 34,800,000 units of the Company ("Units") with each Unit comprised of one common share of the Company (each a "Share") and one common share purchase warrant (each a "Warrant"), at a price of C$0.36 per Unit, to raise aggregate gross proceeds of up to C$12,528,000 million (the "Offering"). Each Warrant will be exercisable by the holder thereof to acquire one additional Share at a price of C$0.52 per Share for a period of 60 months following the closing of the Offering.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include, among other things, increasing working capital, research and development, further product and sales development, as well as potential business or intellectual property acquisitions in support of strategic growth.

The Company has filed in all of the provinces of Canada (other than Quebec) a prospectus supplement ("Prospectus Supplement") to its Canadian short form base shelf prospectus and is filing the Prospectus Supplement as part of its U.S. registration statement on Form F-10. The Offering is expected to close on or about November 2, 2016 and will be subject to a number of customary conditions, including that of the TSX Venture Exchange.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, Units, Shares or Warrants in any state or province in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state, province, or other jurisdiction. No offers will be made, nor any orders accepted from any person in the United States which does not qualify as an "institutional investor" under the securities laws and regulations of their state of residence. In Canada, both institutional and retail orders may be accepted, subject to availability.

The Offering is being conducted pursuant to a short-form base shelf prospectus previously filed and receipted with the securities regulatory authorities in all of the provinces of Canada (other than Quebec) and a registration statement (which includes the short-form base shelf prospectus) filed with the United States Securities and Exchange Commission (the "SEC"). Prospective investors should read in its entirety the prospectus (and the applicable prospectus supplement when filed) and the other documents that POET has filed on SEDAR and with the SEC for more complete information about the Company and the offering. Once filed, the Prospectus Supplement (and any marketing materials) relating to the offering will be available free of charge on the SEDAR website at www.sedar.com, on the SEC's website at www.sec.gov and on the Company's website at www.poet-technologies.com and electronic copies may also be obtained from the offices of H.C. Wainwright & Co., LLC at 430 Park Avenue, 4th Floor, New York, New York 10022 or by emailing placements@hcwco.com. The Offering is only being made only by means of the short-form base shelf prospectus and the Prospectus Supplement.

POET Technologies Inc. – News Release of October 28, 2016
About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET's patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) "John F. O'Donnell", Secretary

For further information:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations regarding the Offering, including the expectation of filing the Prospectus Supplement and entry into the Agency Agreement, completion thereof, regulatory approvals therefor, use of proceeds thereof and POET's ongoing business prospects following completion thereof.

POET Technologies Inc. – News Release of October 28, 2016

They also include the Company's expectations with respect to the capability, functionality, performance and cost of the Company's technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company's ability to complete the Offering in the manner described, the receipt of all required regulatory approvals, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan in respect of the Offering, termination of the Offering in accordance with its terms, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075